Minebea
MINEBEA CO., LTD.
Arco Tower, 1-8-1, Shimo-Meguro, Meguro-ku, Tokyo, 153-8662, Japan
URL:http://www.minebea.co.jp

IR Group, Corporate Communications / Investor Relations Office
Tel:(81)3-5434-8643 Fax:(81)3-5434-8603
E-mail: minebeair@minebea.co.jp

November 15, 2004

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate
Mail Stop 3-7
Washington, D.C. 20549

RE; Minebea Co., Ltd. – File No. 82-4551

To whom it may concern:

Minebea Co., Ltd. is pleased to enclose for filing the following document:

- Press release dated September 28, 2004
- Press release dated October 19, 2004
- Press release dated October 25, 2004
- Press release dated November 5, 2004
- Brief report of interim consolidated financial results (Half year dated September 30, 2004)

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Akane Unno
Investor Relations

dlw 11/30

Minebea

September 28, 2004

Minebea Co., Ltd.

< Press Release >

A380 relies on bearings from Minebea

As a product of its globalization strategy, Minebea Co., Ltd., Tokyo, Japan has positioned itself as a major supplier to the Airbus A380 aircraft. Throughout the Airbus supply chain, Minebea has achieved more than 100 qualifications on a number of subsystems being designed specifically for the A380. This results in the potential to provide more than 850 bearings per aircraft. As the qualification is ongoing, the number of bearings supplied per aircraft is expected to increase.

Minebea is uniquely positioned to provide breadth of product on an international scale. By having manufacturing plants strategically located, the company is able to offer both standard and highly-engineered products, of both anti-friction and plain bearing (note 1) variety, to A380 subcontractors throughout the world. Through Minebea's global customer support teams, those products are brought to market efficiently and cost-effectively.

Minebea's products are found, as shown in the attached schematic drawing, in virtually all of the mechanical sub-systems on the aircraft, from the actuators that control the flaps and slats, to the fans that cool the cabin. The company provides rod end and spherical bearings (note 2), miniature & instrument bearings (note 3), and large ball and cylindrical roller bearings (note 4) for critical aircraft systems such as the engines, landing gear, power drive units, gearboxes, cooling fans, cargo systems and door actuators.

Minebea companies providing aerospace bearings to the A380 include New Hampshire Ball Bearings, Inc., in Peterborough, New Hampshire in the United States; NMB Minebea UK Ltd., in Lincoln, Lincolnshire in UK; and Karuizawa Manufacturing Unit in Miyota-machi, Nagano in Japan

"The future of the A380 is undeniable," says Mr. Koichi Dosho, Director and Managing Executive Officer of Minebea in charge of Sales Headquarters, "We are proud to contribute to and share in the success of this aircraft."

(note 1) anti-friction bearing: The basic structure is outer ring, inner ring, rolling elements between the outer and inner ring, and a retainer that separates the rolling elements. The rolling elements could be either balls or rollers.
plain bearing : Different than an anti-friction bearing, a plain bearing will not have rolling elements and the outer ring and inner ring will slide on each other.

(note 2) rod end and spherical bearings
This bearing will not have any rolling elements and the outer ring and inner ring will slide on each other. Used in aircraft components, such as wing flaps, engine and wing mounts and hatches, rod-end and spherical bearings function as joints. These bearings are also used extensively in helicopters, trains and automobiles.



rod end and spherical bearings

(note 3) miniature & instrument bearings

Ball bearings are machinery components, which comprise an outer ring, inner ring, balls, retainers, shields and snap rings. Miniature and instrument bearings mean ball bearings, up to 30mm in external diameter.



miniature & instrument bearings

(note 4) large ball bearings : These bearings are used primarily in aircraft applications, which demand superior performance. Accordingly, these bearings are highly-engineered to take advantage of the latest material and manufacturing technologies.



large ball bearings

Cylindrical roller bearings : Roller bearings, which feature a roller housed between the inner and outer rings, are used primarily in aircraft engines to handle extremely high loads.



cylindrical roller bearings

For inquiries, please contact:

Minebea Co., Ltd.
Masaki Ishikawa
Corporate Communications /Investor Relations Office
Corporate Planning Department

ARCO Tower, 19th Floor,
1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662
Tel : 03-5434-8637
Fax: 03-5434-8607
E-mail : mishikaw@minebea.co.jp/
URL : http://www.minebea.co.jp/

New Hampshire Ball Bearings, Inc.
Robyn Nattila
Marketing Manager

175 Jaffrey Road, Peterborough, New Hampshire, U.S.A. 03458-1709
Tel : 1-603-924-3311
Fax : 1-603-924-6632
E-mail : rnattila@nhbb.com
URL : http://www.nhbb.com/

NMB Minebea UK LTD.
Mark Stansfield
Managing Director

Doddington Road, Lincoln, Lincolnshire LN6 3RA, U.K.
Tel : 44-1522-500933
Fax : 44-1522-500975
E-mail : mark.stansfield@nmb.co.uk
URL : http://www.nmb-minebea.co.uk/

* * * * * * * * *

Minebea

RECEIVED
2004 NOV 22 A 9:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 19, 2004

Press Release

Minebea Co., Ltd.

Minebea Co., Ltd. Announces Two Types of Backlight Systems

Minebea Co., Ltd. has successfully developed new backlight systems: medium-sized white LED backlight system and RGB-LED backlight system, and will release details at the FPD International 2004 to be held at Pacifico Yokohama tomorrow (October 20, 2004).

Backlight systems are key supporting assemblies for FPDs (flat panel displays), which have recently been used in a wide variety of products ranging from cellular phones to large TV sets.

Minebea develops and manufactures white LED backlight systems for mobile products, including cellular phones, digital cameras and PDAs, and has recently developed two backlight systems: medium-sized white LED backlight systems and RGB-LED backlight systems.

These new backlight systems—a combined development achievement of Minebea's proprietary optical design skills, ultra-precision tool machining capabilities and high-precision injection molding technologies—have the following excellent performance:

- Medium-Sized White LED Backlight System

  While current medium-sized (about 6 to 10 inches) LCD modules use cold cathode fluorescent lamps (CCFLs) as their light source, Minebea's new backlight system uses LEDs as its light source to ensure high luminance and high efficiency.

  Unlike CCFL backlight systems, the new backlight system permits extensive and continuous light dimming controls. In addition, Minebea's unique

thermal radiation design skills also allow the unit to deliver much-improved LED thermal radiation, resulting in lower power consumption and longer operating life. CCFLs contain mercury hazardous to public health. However, as an eco-friendly product, the new backlight model uses LEDs as its light source to be free from both lead and mercury.

Standard Specifications

Display area: 8 inches (176mm x 106mm)
Outside dimension: 185mm x 111mm x 7mm
Average luminance: 9,000cd/m^2 or higher
Luminance uniformity (note 1): 80% or higher
Power consumption: 6.8W typ

● RGB-LED Backlight System

Using RGB LEDs as its light source, this unique optical design technology-based backlight system permits much-improved color reproduction area with high luminance and high effiency for more applications ranging between mobile and medium sizes (1.5 and 7.2 inches). The unique circuit design technology-based backlight system also can have color calibration function. In addition, it also drives LEDs under PWM control (note 2) system as well as current control system, and supports field sequential (note 3) LCD units.
Applying the medium-sized white LED backlight technologies to the backlight, it is free from lead and mercury, extends its operating life, and lowers its power consumption.

Reference Specifications

Display area: 7.2 inches (148mm x 106mm)
Outside dimension: 185mm x 111mm x 7mm
Average luminance: 6,000cd/m^2 or higher
Luminance uniformity: 80% or higher
NTSC ratio (note 4): 100% or higher (Backlight only)
Power consumption: 5.5 W typ

In addition to the above two types, Minebea is now developing large backlight systems for such applications as TV sets and PC monitors, and plans to place them on the market.

Photographs of the Products

●Medium-Sized White LED Backlight System



●RGB-LED Backlight System



Minebea

October 25, 2004

Press Release

Minebea Co., Ltd.

Minebea and Nidec Settle their Japanese and U. S. Patent Lawsuits

Minebea Co., Ltd. ("Minebea") is pleased to announce that the Company has withdrawn its two actions against Nidec Corporation ("Nidec") under a settlement agreement with Nidec: the case ((*Wa*) 6979, 2004) filed with the Tokyo District Court and the case (C-04-03758) filed in the U. S.. The following outlines the settlement:

1. Minebea and Nidec will negotiate for a cross license agreement on patents, etc. for FDBs (fluid dynamic bearings) for HDD spindle motors and HDD spindle motors respectively owned by both and their Group companies by the end of this year.

2. In accordance with the settlement agreement, Minebea will withdraw the aforementioned two lawsuits against Nidec, and Nidec will agree to these withdrawals.

3. Minebea and Nidec confirm the nonexistence of other intellectual property rights disputes between both (including their affiliates) at the conclusion of the agreement.

# # #

For inquiries, please contact:
Minebea Co., Ltd.
Masaki Ishikawa
Corporate Communications/Investor Relations Office
Corporate Planning Department

ARCO Tower, 19th Floor,
1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662
Tel : 81-3-5434-8637
Fax: 81-3-5434-8607
E-mail : mishikaw@minebea.co.jp/
URL : http://www.minebea.co.jp/

Minebea

FASF MEMBERSHIP

Press Release

November 5, 2004

Name of Company: Minebea Co., Ltd.
Representative: Tsugio Yamamoto
Representative Director,
President and Chief Executive Officer
Listing Code No.:6479
Listing Place: The First Section of the Tokyo Stock Exchange
For Inquiries: Takashi Yamaguchi
Managing Executive Officer in Charge of Finance and Accounting
Telephone No.: 81-3-5434-8611

Revision of Earnings Forecasts for the Interim Period Ended September 30, 2004 and for the Full Year Period Ending March 31, 2005

In accordance with its recent earnings performance and other business factors, Minebea Co., Ltd. announces a revision of its May 13, 2004 earnings forecasts for fiscal year ending March 31, 2005 (April 1, 2004 through March 31, 2005) as follows:

1. Revision of Consolidated Earnings Forecasts

(1) Interim Period (April 1, 2004 - September 30, 2004)

(Millions of yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	144,400	6,300	3,000
Revised forecast (B)	146,751	3,885	1,095
Variation (B−A)	2,351	−2,415	−1,905
Percentage change	1.6%	−38.3%	−63.5%
Previous first-half results	133,741	7,558	2,726

(2) Full Year Period (April 1, 2004 - March 31, 2005)

(Millions of yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	300,000	15,500	9,000
Revised forecast (B)	300,000	10,000	5,000
Variation (B−A)	0	−5,500	−4,000
Percentage change	0.0%	−35.5%	−44.4%
Previous year results	268,574	13,800	6,019

2. Revision of Non-consolidated Earnings Forecasts

(1) Interim Period (April 1, 2004 - September 30, 2004)

(Millions of yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	92,000	2,900	1,300
Revised forecast (B)	93,363	2,745	801
Variation (B−A)	1,363	−155	−499
Percentage change	1.5%	−5.3%	−38.4%
Previous first-half results	92,482	5,782	1,480

(2) Full Year Period (April 1, 2004 - March 31, 2005)

There are no revisions to the non-consolidated earnings forecasts for the full-year period.

3. Reasons for the Revision

The above revisions are due mainly to 1) higher operating expenses and production integration costs incurred in our information motors businesses; 2) the consequence of a sharp rise in costs accompanying the shift of our PC keyboard manufacturing operations from Thailand to Shanghai; and 3) a delay in cost reduction responding to a significant fall in production of spindle motors resulting from inventory adjustments in the hard disk drive industry.

Note: The above earnings forecasts are based upon information available as of the announcement date of this material. The Company's actual results may differ from these forecasts, depending on future various business factors.

###

BRIEF REPORT OF INTERIM CONSOLIDATED FINANCIAL RESULTS

(Half-year ended September 30, 2004)

November 11, 2004

Registered Company Name: MINEBEA CO., LTD.
Common Stock Listings: Tokyo, Osaka and Nagoya
Headquarters: Nagano-ken
Code No: 6479
(URL http://www.minebea.co.jp)

Representative : Tsugio Yamamoto Representative Member of the Board , President and Chief Executive Officer
Contact: Takashi Yamaguchi Managing Executive Officer in charge of Finance and Accounting
Tel. (03) 5434-8611

Board of Directors' Meeting on the Consolidated Financial Results held on: November 11, 2004
Adoption of U.S. Accounting Standards: None

1. Business performance (April 1,2004 through September 30,2004)

(1) Consolidated Results of Operations (Amounts less than one million yen have been omitted.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2005 Interim	146,751	9.7	5,468	(42.2)	3,885	(48.6)
FY2004 Interim	133,741	(2.6)	9,467	(7.0)	7,558	(1.4)
FY2004 Annual	268,574		18,104		13,800	

	Net income (millions of yen)	% Change	Net income per share (yen)	Fully diluted net income per share (yen)
FY2005 Interim	1,095	(59.8)	2.74	−
FY2004 Interim	2,726	7.2	6.83	6.59
FY2004 Annual	6,019		15.08	14.51

(Notes) 1. Income or loss on investments for FY2005 interim on the equity method totaled 8 million yen, 4 million yen in FY2004 interim and 3 million yen in FY2004.

2. Weighted average number of shares outstanding during the respective years (consolidation) :
399,080,603 shares at September 30,2004 399,094,811 shares at September 30,2003
399,090,062 shares at March 31,2004

3. Changes in accounting method: None

4. The percentages of net sales, operating income, ordinary income and net income show variances against previous interim period.

(2) Consolidated Financial Position

	Total assets (millions of yen)	Shareholders' equity (millions of yen)	Shareholders' equity ratio (%)	Shareholder's equity per share (yen)
FY2005 Interim	334,806	99,005	29.6	248.08
FY2004 Interim	317,365	96,078	30.3	240.74
FY2004 Annual	314,915	93,866	29.8	235.21

(Notes) Number of shares outstanding at end of term (consolidation) :
399,077,227 shares at September 30,2004 399,089,250 shares at September 30,2003
399,083,036 shares at March 31,2004

(3) Consolidated Cash Flows

	Cash flows from operating activities (millions of yen)	Cash flows from investing activities (millions of yen)	Cash flows from financing activities (millions of yen)	Cash and cash equivalents at end of interim period (millions of yen)
FY2005 Interim	13,059	(10,074)	(8,735)	21,087
FY2004 Interim	5,787	(7,576)	(224)	11,850
FY2004 Annual	21,714	(14,932)	4,391	24,780

(4) Scope of consolidation and application of equity method
Number of consolidated companies............................ 49 companies
Number of non-consolidated companies..................... None
Number of affiliated companies for equity method.... 2 companies

(5) Accounting changes of scope of consolidation and application of equity method
(a) Changes in consolidated subsidiaries
Anew: 4 companies Exclusion: 1 company
(b) Changes of the companies subject to equity method
Anew: None Exclusion: None

2. Prospect for the current fiscal year (April 1,2004 through March 31, 2005)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)
Annual	300,000	10,000	5,000

(Reference) Projected net income per share(Annual) : 12.53 yen

(Note) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end.

In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on. As for the assumptions used for these forecasts and other related items, please refer to page six of the documents attached hereunder.

(Reference)

1. Condition of group of enterprises

Minebea group consists of Minebea Co., Ltd. (the company) and 51 related companies (49 consolidated subsidiaries and 2 affiliates companies). Minebea group produces and sells bearings, machinery components, special machinery components, electronic devices.

The company and domestic consolidated subsidiaries, consolidated subsidiaries in U.S.A., Europe and Asia are in charge of production. The Company markets its products directly to Japanese customers. In overseas markets, the Company markets its products through its subsidiaries and branches in the United States, Europe and Asia.

The relationship between each operation and business segments, and main manufacturing and sales companies are as follows.

Business segments	Operations	Manufacturing companies	Sales companies
Machined components business	Bearings	Minebea Co., Ltd. New Hampshire Ball Bearings, Inc. NMB-Minebea UK Ltd. NMB Singapore Ltd. Pelmec Industries (Pte.) Ltd. NMB Thai Ltd. Pelmec Thai Ltd. NMB Hi-Tech Bearings Ltd. Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.	Minebea Co., Ltd. NMB Technologies Corporation New Hampshire Ball Bearings, Inc. NMB-Minebea UK Ltd. NMB-Minebea-GmbH NMB Italia S.r.l. NMB Minebea S.a.r.l. Minebea Technologies Pte. Ltd. Minebea (Hong Kong) Ltd. NMB Korea Co., Ltd.
	Machinery components	Minebea Co., Ltd. NMB Singapore Ltd. Minebea Thai Ltd.	
	Special machinery components	Minebea Co., Ltd.	
Electronics devices and components business	Electronics devices and components	Minebea Co., Ltd. Minebea Electronics Co., Ltd. Minebea-Matsushita Motor Corporation Minebea Thai Ltd. Minebea Electronics (Thailand) Co., Ltd. Power Electronics of Minebea Co., Ltd. Minebea Electronics & Hi-Tech Components (Shanghai) Ltd. Thai Minebea-Matsushita Motor Co., Ltd. Minebea-Matsushita Motor (S) Pte. Ltd. Minebea-Matsushita Motor (Malaysia) Sdn. Bhd. Zhuhai Minebea-Matsushita Motor Co., Ltd.	

Operation route is as follows.



Finished goods
Raw materials and parts
Customer
Bearings
Consolidated subsidiaries
NMB-Minebea UK Ltd.
New Hampshire Ball Bearings,Inc.
Overseas sales companies
Consolidated subsidiaries
NMB Technologies Corporation
NMB-Minebea UK Ltd.
NMB-Minebea-GmbH
NMB Italia S.r.l.
NMB Minebea S.a.r.l.
Minebea Technologies Pte. Ltd.
Minebea (Hong Kong) Ltd.
NMB Korea Co., Ltd.
Overseas branches
Minebea Co., Ltd.
Electronics devices and components business
Machined components business (Bearings, Machinery components and Special machinery components)
Electronics devices and components
Consolidated subsidiaries
Minebea Electronics Co.,Ltd.
Minebea-Matsushita Motor Corporation
Minebea Thai Ltd.
Minebea Electronics (Thailand) Co., Ltd.
Power Electronics of Minebea Co., Ltd.
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.
Thai Minebea-Matsushita Motor Co., Ltd.
Minebea-Matsushita Motor (S) Pte. Ltd.
Minebea-Matsushita Motor (Malaysia) Sdn. Bhd.
Zhuhai Minebea-Matsushita Motor Co., Ltd.
Bearings
Consolidated subsidiaries
NMB Singapore Ltd.
Pelmec Industries (Pte.) Ltd.
NMB Thai Ltd.
Pelmec Thai Ltd.
NMB Hi-Tech Bearings Ltd.
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.
Machinery components
Consolidated subsidiaries
NMB Singapore Ltd.
Minebea Thai Ltd.
Others
Holding company
Consolidated subsidiary
NMB (USA) Inc.

2. Management Policy

(1) Basic Management policy

Minebea has adopted the following five principles as its basic policy for management.

(a) Ensure that Minebea is a company for which we feel proud to work.
(b) Reinforce the confidence our customers have.
(c) Respond to our shareholders' expectations.
(d) Ensure a welcome for Minebea in local communities.
(e) Contribute to a global society.

Under this basic management policy, we have actively addressed the development of high value-added products and the sophistication of product quality. In addition we have focused company resources on areas where we can display our strength. At the same time, we have strengthened our operations based on financial improvements, and have striven to practice a transparent management form that is easier to understand within and across the Company.
Furthermore, as a key theme in the development of business in various parts of the world, we have has continued our commitment to environmental protection activities.

(2) Basic Policy for Profit Sharing

Our basic dividend policy is to consider the return of profits to shareholders, business development, the strengthening of corporate structure, etc. in an overall perspective. We consider it important to continue paying stable dividends. Therefore, we will use internal reserves in providing for operating funds in connection with the enhancement of corporate structure and new growth in the future.

(3) Future Management strategies and tasks

1. In accordance with the basic management policies as mentioned earlier, we aim to improve profitability and enhance corporate value based on "fully integrated production system," "large-scale volume production system," and "well-developed R&D system," which have been established worldwide, in order to ensure our place as the world's leading comprehensive manufacturer of miniature ball bearings and high-precision components.

   The tasks to be accomplished to achieve this goal are to:
   (a) further reinforce our mainstay bearings and bearing-related products;
   (b) build our operations in the area of precision small motors into a second pillar of our operations after bearings and bearing-related products; and
   (c) increase the ratio of high-value-added products in all product categories and diversify offerings to serve a broader market.

2. Matsushita Electric Industrial Co., Ltd. and we launched on April 1, 2004 Minebea-Matsushita Motor Corporation, a joint venture company, to integrate all functions of the information equipment motor business of both companies in four categories – axial fan motors, stepping motors, vibration motors and direct current (DC) brush motors.
   The joint venture company taps Minebea's advanced ultra-precision machining, mass-production technologies, cost competitiveness and Matsushita's cutting-edge product development technologies to strengthen its high added-value product development/manufacturing capabilities and accelerate development speed, as well as establishing strong customer support structure. The new company aims to increase its global competitiveness and capture the leading position in markets worldwide in relevant product categories. This is achieved through standardization of manufacturing processes and designing methods utilizing advanced production engineering and product development technologies of the two companies, and through cost reduction efforts from the development of advanced magnet / material analysis technologies.

3. We have successfully developed two types of new fluid dynamic bearing (FDB) units that are high-performance, cost-competitive, and fit for mass-production. We expect to start mass-production at the end of this fiscal year at the earliest. We are thinking of standardizing these FDB units to be used in spindle motors for hard disk drives (HDDs), and selling them to our customers in future.

(4) Basic ideas on Corporate Governance and Measures to be taken

We consider that a company should be managed or administered in a way that shareholder value is maximized. Therefore, in order to enhance the Board of Directors' function as the highest management decision-making body and to set up a structure that enables quicker and more strategically focused management decision making in accordance with our sound business policy, we reduced the number of directors from 25 to 10. We also introduced an Executive Officer System under which we strive to clarify management/supervising roles and business executive functions, enhance organizational transparency, and improve our responsiveness to markets and our ability to execute. Additionally, two of the 10 Board members and two of the four standing corporate auditors are independent directors and auditors, respectively, to enhance management transparency and the accountability of the directors to shareholders on the whole.
Furthermore, under the EVA management system, we build a structure that enables us to make strategic decisions on

such issues as selective focusing of business resources and appropriate allocation of management resources. At the same time, we adopt an incentive program in which the bonuses of directors and executive officers are linked to consolidated EVA.

(5) Management Index

Our consolidated forecasts for fiscal year ending March 2005 are as follows:

(Amount: million of yen)

	Fiscal year ending March 2005
Net sales	300,000 (112%)
Operating income	14,000 (77%)
Ordinary income	10,000 (72%)
Net income	5,000 (83%)
Capital investment	20,000 (106%)

(%): Year-on-year rate of change

3. Operating Performance and Financial Position

(1)Operating Performance

1. Overview of the half year

During the current consolidated interim term, the Japanese economy continued to recover steadily. Increased consumer spending, led by steady personal income, and moderate growth in exports boosted production and corporate earnings, stimulating expanded business investment. The U.S. economy lost some momentum owing to the rise in oil prices and other economic factors, but business expanded with increased production and companies' business climate index at a high level. The European economy recovered moderately with pickup in foreign demand on the back of worldwide economic recovery. In Asia, despite concerns over its overheated business activity, the Chinese economy continued to maintain high growth. Also, in some other countries in Southeast Asia such as Thailand and Singapore, the economies maintained a growing trend buoyed by recovery of the world economy and China's high growth.

In this business climate, we strove to aggressively expand our marketing efforts in the business segments, including Minebea-Matsushita Motor Corporation, a joint venture company established in the current fiscal year with Matsushita Electric Industrial Co., Ltd.; further enhance productivity; improve product quality; and develop high value-added products. As a result, net sales increased 13,009 million yen (9.7%) year on year to 146,751 million yen. However, owing to delays in the improvement of our electronic devices business, operating income and ordinary income decreased 3,999 million yen (-42.2%) and 3,673 million yen (-48.6%) year on year, respectively, to 5,468 million yen and 3,885 million yen. Interim income substantially fell 1,631 million yen (-59.8%) year on year to 1,095 million yen.

(a) Performance by business segment is as follows:

Machined components business

Our products in this business segment include ball bearings, which are our mainstay product; mechanical components such as rod-end bearings primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for automobiles and aircraft; and defense-related devices and equipment. Sales of ball bearings to makers of household electrical appliances, automobiles and information & telecommunications equipment increased year on year owing to our vigorous sales expansion efforts. Also, sales of rod-end bearings rose, particularly in the U.S. In pivot assemblies, sales were adversely affected by the HDD industry's inventory adjustments in the first quarter of the year, but grew steadily. As a result, net sales rose 1,685 million yen (3.0%) year on year to 57,350 million yen, and operating income rose 1,300 million yen (14.2%) year on year to 10,478 million yen, due to reduction in cost attained by improved productivity and other factors.

Electronic devices and components business

Our core products in this business segment include information motors such as HDD spindle motors, fan motors, stepping motors, vibration motors and DC brush motors; PC keyboards; speakers; back lights; and measuring instruments. Sales of information motors, handled by Minebea-Matsushita Motor Corporation, a joint venture company with Matsushita Electric Industrial Co., Ltd., rose due to integration effects. Also, sales of back lights and measuring instruments increased largely, but sales of spindle motors were weak, strongly affected by the HDD industry's inventory adjustments. As a consequence, net sales increased 11,324 million yen (14.5%) year on year to 89,400 million yen, whereas operating income significantly decreased 5,299 million yen year on year to -5,010 million yen. This was primarily owing to delays in cost reduction caused by the substantial decrease in the production of HDD spindle motors; increased costs accompanying the production shift of PC keyboards from Thailand to Shanghai; increased operating expenses incurred in our information motors business segment; and costs incurred accompanying production integration.

(b) The Performance by Geographical Segment is as follows:

Japan

Owing to the new addition of the former Matsushita's motor businesses resulting from the launch of Minebea-Matsushita Motor Corporation, net sales rose 5,425 million yen (16.5%) year on year to 38,251 million yen. However, due to increased operating expenses in our information motors business segment and other business factors, operating income substantially fell 1,679 million yen (-91.7%) year on year to 152 million yen.

Asia excluding Japan

This region is an important manufacturing base for Japanese, European, and American manufacturers of personal computers and household electrical appliances. Sales were firm owing mainly to recovery of demand from the information & telecommunications equipment industry and steady demand from the household electrical appliance industry, although adversely affected by inventory adjustments in HDD-related industries. On the other hand, however, profits were in a harsh operating environment, mainly due to our subdued HDD spindle motors business, expenses incurred by the production integration of the newly established Minebea-Matsushita Motor Corporation and increased PC keyboard production transfer costs. As a consequence, net sales increased 7,043 million yen (11.4%) year on year to 68,915 million yen, while operating income substantially decreased 3,743 million yen (-56.9%) year on year to 2,836 million yen.

North America

Despite progress in production shift by our information & telecommunications equipment customers to Asia, sales of PC keyboards and other electronic devices and components were firm in this region. In addition, private and military demand for ball bearings made in the U.S. and rod-end bearings mainly for sales to the private aviation industry were also brisk. This resulted in net sales at 25,924 million yen, up 1,923 million yen (8.0%) year on year. Operating income substantially increased 1,832 million yen (405.3%) year on year to 2,284 million yen.

Europe

Sales of ball bearings, rod-end bearings and other products were firm as a moderate economic recovery was seen in this region. On the other hand, sales of electronic devices and components such as PC keyboards were sluggish. As a consequence, net sales were 13,659 million yen and operating income 195 million yen, down 1,382 million yen (-9.2%) and 408 million yen (-67.7%) year on year, respectively.

2. Outlook for the current fiscal year

We expect that the world economy will continue to stay on a well-balanced recovery path, led by moderate economic growth in the U.S. and China, although there are several potential causes of instability such as high prices in oil markets.

(a) The Outlook by business Segment for the current fiscal year is as follows:

Machined components business

In mainstay ball bearings, we continue to aggressively make sales expansion efforts as there is strong demand from makers of household electrical appliances, information & telecommunications equipment and automobiles. In addition to achieving economies of mass production as a result of this sales expansion, we also strive to bring costs down further and enhance product quality, thereby improving business performance.

In rod-end bearings, sales continue to exceed plan, particularly in the U.S., and we expect that this trend will continue in the future.

Electronic devices business.

In our information motors business, we expect that it will take time for us to reorganize the business as a joint venture business and benefit from the effects of Matsushita Electric Industrial Co., Ltd.'s cutting-edge product development technologies fused to Minebea's advanced ultra-precision machining and mass-production technologies. In the second half of the year, we will decrease costs by reviewing operating expenses in this business, aggressively consolidating the production facilities and improving manufacturing efficiency.

In our spindle motors business, entering into the 2.5-inch HDD spindle motor market at an early stage and launching new products of successfully-developed, overwhelmingly competitive ROF-type and HMF-type are at the top of the agenda. We expect that our efforts toward these agenda will become fruit extensively in the next fiscal year.

In the area of PC keyboards, we are proceeding with starting up mass production in Shanghai and expect that we will be able to achieve competitive edges to overcome intensified price competition in the second half of the year.

In other electronic equipment such as backlights and measuring components, we expect that sales will be strong.

(b) The outlook by Geographical Segment for the current fiscal year is as follows:

Japan

Despite production shift from their plants in Japan to those in other Asian countries by many of our customers, we expect that sales will increase year on year, owing mainly to brisk demand for our ball bearings and the new addition of Minebea-Matsushita Motor Corporation—our joint venture business with Matsushita Electric Industrial Co., Ltd. We are now taking profit enhancement measures, including a review of this joint venture's costs, and expect that full-scale recovery of operating income will be in the next fiscal year and beyond.

Asia excluding Japan

As sales and manufacturing bases, we expect that this region will enjoy strong sales. We also expect that operating income will be gradually improved in the second half of the year by progress in the above various measures for the information motors, spindle motors and PC keyboards businesses in our electronic devices segment.

North America

In U.S.-manufactured ball bearings, rod-end bearings and other principal products, we continue to receive strong orders from the aerospace industry. Combined with import products such as PC keyboards, ball bearings and motors that we are manufacturing in Asia, we expect that these strong orders will post firm sales.

Europe

The European economies, although showing signs of moderate recovery, are not in full-scale recovery. We expect that sales and operating income for the full year will move as we witnessed for the current interim term.

(2) Financial Position in the Interim Period of the Current Fiscal Year

The Minebea Group has pursued its principal management policy of enhancing its financial soundness and continued to take decisive steps to squeeze total assets, restrain capital investment, and reduce interest-bearing debt. The balance of cash and cash equivalents in the current interim term totaled 21,087 million yen, up 9,237 million yen (77.9%) year on year.

Cash flows from various business activities during the current interim term and relevant factors are as follows:

Due mainly to 3,391 million yen of interim income before income taxes, 11,372 million yen of depreciation charges and the increase in inventories, net cash inflow from operating activities rose 7,272 million yen (125.7 %) year on year to 13,059 million yen.

Owing mainly to the increase of expenditure for purchase of property, plant and equipment from the prior interim term to 11,329 million yen, net cash outflow from investing activities rose 2,498 million yen (33.0%) year on year to 10,074 million yen.

Owing mainly to a total decrease of commercial paper and short-term and long-term debt by 5,944 million yen, net cash outflow from financing activities rose 8,510 million yen year on year to 8,735 million yen.

In the current interim term, cash and cash equivalents rose by 1,596 million yen, owing to consolidated subsidiary Minebea-Matsushita Motor Corporation taking over assets of 16,542 million yen and liabilities of 11,472 million yen from Matsushita Electric Industrial Co., Ltd. accompanying the integration of information motor businesses with Matsushita.

(3) Important Agreement in the Interim Period of the Current Fiscal Year

None

4. Interim Consolidated Financial Statements and Notes

(1) Interim Consolidated Balance Sheets

	As of September 30,2004		As of September 30,2003		Increase or (decrease) (2004– 2003)		As of March 31,2004	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
ASSETS								
Current assets	152,183	45.5	132,800	41.8	19,382	14.6	138,953	44.1
Cash and cash equivalents	21,087		11,850		9,237		24,780	
Notes and accounts receivable	63,630		58,577		5,053		58,241	
Inventories	49,261		45,351		3,909		41,534	
Deferred tax assets	7,297		8,328		(1,030)		6,554	
Others	11,208		9,128		2,079		8,251	
Allowance for doubtful receivables	(302)		(435)		132		(408)	
Fixed assets	182,523	54.5	184,554	58.2	(2,030)	(1.1)	175,916	55.9
Tangible fixed assets	158,381		156,409		1,971		148,457	
Building and structure	96,031		94,288		1,742		92,881	
Machinery and transportation equipment	197,390		188,375		9,015		181,630	
Tools, furniture and fixtures	51,951		46,630		5,321		44,945	
Land	16,348		16,508		(160)		16,135	
Construction in progress	1,802		1,640		161		763	
Accumulated depreciation	(205,143)		(191,033)		(14,109)		(187,897)	
Intangible fixed assets	12,073		12,867		(794)		12,403	
Consolidation adjustments	11,082		11,917		(835)		11,423	
Others	991		950		41		980	
Investment and other assets	12,068		15,277		(3,208)		15,055	
Investment in securities	6,544		5,835		709		7,086	
Long-term loans receivable	33		144		(111)		46	
Deferred tax assets	3,837		7,584		(3,746)		6,167	
Others	1,780		1,821		(41)		1,897	
Allowance for doubtful receivables	(126)		(108)		(18)		(142)	
Deferred charges	99	0.0	9	0.0	89	893.3	45	0.0
Total assets	334,806	100.0	317,365	100.0	17,441	5.5	314,915	100.0

	September 2004	September 2003	March 2004
(Note) Treasury stock	90,468 shares	78,445 shares	84,659 shares

	As of September 30,2004		As of September 30,2003		Increase or (decrease) 2004-2003		As of March 31,2004	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
LIABILITIES								
Current liabilities	178,519	53.3	135,873	42.8	42,645	31.4	167,626	53.2
Notes and accounts payable	28,755		24,572		4,183		22,777	
Short-term loans payable	79,031		68,276		10,754		72,195	
Commercial paper	–		3,000		(3,000)		4,000	
Current portion of long-term loans payable	4,266		3,549		716		6,367	
Current portion of bonds	10,000		10,000		–		10,000	
Current portion of convertible bonds	27,080		–		27,080		27,080	
Accrued income taxes	2,829		2,407		422		2,638	
Accrued bonuses	4,834		4,522		312		3,208	
Reserve for loss on liquidation of the business of switching power supplies, inductors and transformers, etc	–		2,390		(2,390)		–	
Reserve for environmental preservation expense	958		1,129		(170)		989	
Others	20,762		16,024		4,737		18,368	
Long-term liabilities	52,964	15.8	84,450	26.6	(31,486)	(37.3)	52,743	16.8
Bonds	28,000		28,000		–		28,000	
Convertible bonds	–		27,080		(27,080)		–	
Bond with warrant	4,000		4,000		–		4,000	
Long-term loans payable	20,227		23,672		(3,444)		19,842	
Allowance for retirement benefits	407		683		(275)		594	
Allowance for retirement benefits to executive officers	35		7		27		22	
Others	294		1,007		(713)		284	
Total liabilities	231,483	69.1	220,324	69.4	11,159	5.1	220,370	70.0
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	4,318	1.3	962	0.3	3,355	348.5	678	0.2
SHAREHOLDERS' EQUITY								
Common stock	68,258	20.4	68,258	21.5	–	–	68,258	21.7
Additional paid-in capital	94,756	28.3	94,756	29.9	–	–	94,756	30.1
Retained earnings	3,851	1.2	2,256	0.7	1,594	70.7	2,755	0.8
Difference on revaluation of other marketable securities	1,307	0.4	1,098	0.3	209	19.0	1,647	0.5
Foreign currency translation adjustments	(69,119)	(20.7)	(70,249)	(22.1)	1,129	(1.6)	(73,505)	(23.3)
Treasury stock	(49)	(0.0)	(43)	(0.0)	(6)	14.1	(46)	(0.0)
Total shareholders' equity	99,005	29.6	96,078	30.3	2,926	3.1	93,866	29.8
TOTAL LIABILITIES, MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES AND SHAREHOLDERS' EQUITY	334,806	100.0	317,365	100.0	17,441	5.5	314,915	100.0

(2)Interim Consolidated Statements of Income

	Half year ended Sept. 30,2004		Half year ended Sept. 30,2003		Increase or (decrease) (2004-2003)		Year ended March 31,2004	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
Net sales	146,751	100.0	133,741	100.0	13,009	9.7	268,574	100.0
Cost of sales	115,997	79.0	100,385	75.1	15,612	15.6	203,260	75.7
Gross profit	30,753	21.0	33,356	24.9	(2,603)	(7.8)	65,313	24.3
Selling, general and administrative expenses	25,285	17.3	23,889	17.8	1,395	5.8	47,208	17.6
Operating income	5,468	3.7	9,467	7.1	(3,999)	(42.2)	18,104	6.7
Other income	855	0.6	584	0.4	270	46.3	1,289	0.5
Interest income	62		63		(0)		111	
Dividends income	35		25		10		26	
Equity income of affiliates	8		4		3		3	
Others	748		491		256		1,147	
Other expenses	2,438	1.7	2,493	1.8	(55)	(2.2)	5,594	2.1
Interest expenses	1,545		1,713		(167)		3,213	
Foreign currency exchange loss	330		147		182		771	
Others	562		632		(69)		1,609	
Ordinary income	3,885	2.6	7,558	5.7	(3,673)	(48.6)	13,800	5.1
Extraordinary income	308	0.2	119	0.1	189	158.2	1,732	0.6
Revised loss on liquidation of affiliates in the previous the fiscal year	–		72		(72)		325	
Gain on sales of fixed assets	268		47		221		83	
Gain on sales of investments securities	–		–		–		881	
Reversal of allowance for doubtful receivables	39		–		39		–	
Reversal of reserve for liquidation of the business of switching power supplies, inductors and transformers, etc.	–		–		–		441	
Extraordinary loss	802	0.5	1,378	1.1	(576)	(41.8)	2,573	0.9
Loss on sales of fixed assets	30		74		(44)		105	
Loss on disposal of fixed assets	259		251		8		642	
Loss on revaluation of investments securities	29		–		29		–	
Loss on liquidation of affiliates	165		–		165		–	
Loss for after-care of products	–		–		–		476	
Retirement benefits expense	304		313		(8)		610	
Special severance payment	–		307		(307)		307	
Retirement benefits to directors and corporate auditors	12		431		(419)		431	
Income before income taxes and minority interests	3,391	2.3	6,299	4.7	(2,908)	(46.2)	12,958	4.8
Income taxes								
Current (including enterprise tax)	2,739		2,247		491		4,411	
Adjustment of income taxes	1,029		1,376		(346)		2,798	
Total income taxes	3,769	2.6	3,624	2.7	145	4.0	7,210	2.7
Minority interests in earnings of consolidated subsidiaries	(1,473)	(1.0)	(51)	(0.0)	(1,421)	–	(271)	(0.1)
Net income	1,095	0.7	2,726	2.0	(1,631)	(59.8)	6,019	2.2

(3) Interim Consolidated Statements of Retained Surplus

	Half year ended Sept.30,2004	Half year ended Sept.30,2003	Increase or (decrease) (2004-2003)	Year ended March 31,2004
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
CAPITAL RETAINED EARNINGS				
Additional paid-in capital at beginning of interim period (full year)......................................	94,756	94,756	—	94,756
Additional paid-in capital at end of interim period (full year)............	94,756	94,756	—	94,756
RETAINED EARNINGS				
Retained earnings at beginning of interim period (full year)............	2,755	(454)	3,209	(454)
Increase of retained earnings...........	1,095	2,726	(1,631)	6,019
Net income.................................	1,095	2,726	(1,631)	6,019
Decrease of retained earnings...........	0	16	(16)	2,809
Decrease of retained earnings for decrease of consolidated subsidiaries	—	16	(16)	16
Cash dividends..............................	—	—	—	2,793
Loss on disposal of treasury stock..	0	—	0	0
Retained earnings at end of interim period (full year)........................	3,851	2,256	1,594	2,755

(4) Interim Consolidated Statements of Cash Flows

(Amount: millions of yen)

	Half year ended Sept. 30,2004	Half year ended Sept. 30,2003	Increase or (decrease) 2004-2003	Year ended March 31,2004
1.Cash Flows from Operating Activities:				
Income before income taxes and minority interests	3,391	6,299	(2,908)	12,958
Depreciation and amortization	11,372	11,053	319	21,705
Amortization of consolidation adjustments	541	517	24	1,023
Equity income of affiliates	(8)	(4)	(3)	(3)
Interest and dividend income	(98)	(88)	(9)	(138)
Interest expense.	1,545	1,713	(167)	3,213
(Income) loss on sales of fixed assets	(238)	27	(266)	22
Loss on disposal of fixed assets	259	251	8	642
Increase (decrease) in reserve for losses on after-care of products	(210)	(182)	(28)	227
Gain on sales of investments securities	—	—	—	(881)
Loss on revaluation of investments securities	29	—	29	—
Increase in notes and accounts receivable	(1,444)	(6,732)	5,288	(7,734)
Increase in inventories	(3,578)	(4,320)	742	(1,883)
Increase (decrease) in notes and accounts payable	4,365	855	3,509	(386)
Decrease of allowance for doubtful receivables	(140)	(384)	244	(365)
Increase (decrease) in accrued bonuses	1,586	1,228	357	(30)
Decrease in reserve for losses on liquidation of the business of switching power supplies, inductors and transformers etc.	—	(730)	730	(3,144)
Decrease of reserve for environmental preservation expenses	(30)	—	(30)	(139)
Increase (decrease) in retirement allowance	(244)	570	(815)	559
Increase of allowance for retirement benefits to executive officers	12	7	5	22
Other	(827)	(122)	(705)	3,078
Sub-total	16,283	9,959	6,323	28,745
Interest and dividends received	98	86	11	176
Interest paid	(1,494)	(1,619)	125	(3,197)
Income tax paid	(1,828)	(2,639)	811	(4,009)
Net cash provided by operating activities	13,059	5,787	7,272	21,714
2.Cash Flows from Investing Activities:				
Purchase of tangible fixed assets	(11,329)	(9,884)	(1,445)	(18,825)
Proceeds from sales of tangible fixed assets	1,146	998	148	2,372
Purchase of investment in securities	(37)	(0)	(37)	(1,999)
Proceeds from sales of investment in securities	—	14	(14)	2,544
Proceeds from sales of share in subsidiaries	—	385	(385)	385
Long term loans receivables	(64)	(13)	(50)	(156)
Recovery of long term loans receivables	102	57	44	218
Other	107	865	(758)	529
Net cash used in investing activities	(10,074)	(7,576)	(2,498)	(14,932)
3.Cash Flows from Financing Activities:				
Increase (decrease) in short-term loans payable	(83)	1,747	(1,831)	6,248
Increase (decrease) in the amount in commercial paper	(4,000)	—	(4,000)	1,000
Long term loans payable	473	1,287	(814)	1,633
Repayment of long term loans payable	(2,334)	(1,335)	(999)	(2,513)
Earnings from issuance of bonds	—	—	—	10,000
Loss on redemption of bonds	—	—	—	(10,000)
Purchase of treasury stock	(2)	(5)	2	(9)
Cash dividends paid	(2,793)	(2,793)	0	(2,793)
Cash dividends paid to minority shareholders	—	(27)	27	(27)
Paid-in capital from minority shareholders	—	901	(901)	905
Other	6	—	6	(52)
Net cash used in financing activities	(8,735)	(224)	(8,510)	4,391
4.Effect of Exchange Rate Changes on Cash and Cash Equivalents	461	(312)	774	(570)
5.Net Increase (decrease) in Cash and Cash Equivalents	(5,288)	(2,326)	(2,962)	10,603
6.Cash and Cash Equivalents at Beginning of Period	24,780	14,177	10,603	14,177
7.Increase in Cash and Cash Equivalents due to Establishment of a Joint Venture	1,596	—	1,596	—
8.Cash and Cash Equivalents at End of Interim Period (Full Year)	21,087	11,850	9,237	24,780

(5) Basis of presenting interim consolidated financial statements

1. Scope of consolidation and application of equity method
   Number of consolidated companies.............49 companies
   Included are NMB Singapore Ltd., NMB (USA) Inc., NMB Thai Ltd., Minebea Electronics (Thailand) Co., Ltd.

   Number of affiliated companies...................2 companies
   of which, equity method is applied to 2 companies including Shonan Seiki Co., Ltd., Kanto Seiko Co., Ltd..

2. Scope of consolidation and application of equity method
 (a) Changes in consolidated subsidiaries

Anew:	Acquisition of stock	(3 companies)	Minebea-Matsushita Motor (S) Pte. Ltd. Minebea-Matsushita Motor (Malaysia) Sdn. Bhd. Zhuhai Minebea-Matsushita Motor Co., Ltd.
	Establishment	(1 company)	NMB Minebea Slovakia S.R.O.
Exclusion:	Liquidation	(1 company)	NMB F.T. Inc.

 (b) Changes of the companies subject to equity method
   Anew: None
   Exclusion: None

3. Closing date of consolidated subsidiaries
   Consolidated subsidiaries whose interim closing dates are different from that of the Company adjusted their interim financial statements to the Company's closing date.

4. Significant accounting policies
 (a) Valuation basis and method of significant assets
   1. Inventories
   The Company and consolidated domestic subsidiaries state primarily at the moving average cost.
   Consolidated overseas subsidiaries state at the lower of first-in, first-out cost or market, or at the lower of average cost or market.
   2.Other marketable securities
   Securities with Market Value
   The Company adopted the market value method based on market prices and other conditions at the end of the interim term. Also, the Company accounted for all valuation differences based on the direct capitalization method and the sales costs are calculated by the moving average method.
   Securities without Market Value
   Non-listed securities are stated at cost determined by the moving average method.

 (b) Method of significant Depreciation
   1. Tangible fixed assets
   The Company and consolidated domestic subsidiaries adopt the declining balance method. Useful lives and residual values are computed on the basis of the same method that is stipulated in the Corporation tax law. The depreciation method of depreciable assets whose acquisition values are not less than 100,000 yen and less than 200,000 yen has changed to a method by which those assets are equally depreciated in lump sum for three years.
   Consolidated overseas subsidiaries mainly adopt the straight-line method.
   2. Intangible fixed assets
   The Company and consolidated domestic subsidiaries mainly adopt the straight-line method. Useful lives and residual values are computed on the basis of the same method that is stipulated in the Corporation tax law. However, depreciation of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).
   Consolidated overseas subsidiaries mainly adopt the straight-line method.

 (c) Valuation basis of significant allowances
   1. Allowance for doubtful receivables
   The company and consolidated domestic subsidiaries make the record in the amount required for the estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.
   Consolidated overseas subsidiaries make the record in the amount required for the estimated uncollectible receivables based on the collectibility of each receivable for possible losses on the receivables.

2. Accrued bonuses

The company and consolidated domestic subsidiaries make preparations for the payment of bonuses to employees , accrued bonuses are shown based on the anticipated amounts of payment in the current term. consolidated overseas subsidiaries make the record on accrual basis.

3. Allowance for retirement benefits

Regarding the company and its consolidated Japanese subsidiaries, the company stated an amount estimated to accrue at the end of the current interim term to provide for employee retirement benefits, based on estimated retirement benefits debts and pension assets at the end of the term.

Regarding the difference of 3,050 million yen arising at the time of changing accounting standards, the Company charged prorated amounts to expenses over five years and stated this extraordinary loss as retirement benefits expense.

Over the five to fifteen years within the average remaining length of employees' service, the company will charge differences in mathematical calculation to expenses from the next term, in accordance with the straight-line method.

Regarding the company's consolidated overseas subsidiaries, each subsidiary stated an amount estimated to accrue at the end of the current interim term to provide for employee retirement benefits.

4. Allowance for retirement benefits to executive officers

We posted retirement allowances to be required for payment at the end interim period of the current consolidated fiscal year in accordance with company regulations.

5. Reserve for environmental preservation expenses

We registered reasonably projected environment-related expenses to be incurred by U.S. subsidiaries.

(d) Translation of foreign currency assets and liabilities in interim financial statements of the company and consolidated subsidiaries

The company and consolidated domestic subsidiaries translate them into yen at the exchange rate on the balance sheets date (excluding the current financial receivables and payables that have already been translated at the contract exchange rate).

Financial items of assets and liabilities of consolidated overseas subsidiaries are translated into yen at the rates of exchange prevailing at the date of the interim period balance sheet, while income and expenses are translated into yen at the average rate of exchange during the fiscal period. The resulting exchange losses and gains are included in Minority Interests and foreign currency translation adjustments in Shareholders' Equity.

(e) Accounting method of significant lease transactions

In accordance with the accounting method in reference to ordinary rental transactions, the company and its consolidated domestic subsidiaries accounted for finance lease transactions, excluding those in which the ownership of leased property will be transferred to the lessees. The company's consolidated overseas subsidiaries also used primarily the same accounting method.

(f) Accounting method of significant hedge transactions

The foreign currency-denominated monetary assets and liabilities that were hedged by forward exchange contracts are allocated to the periods. Under the guidance of the company's financial department, forward exchange contracts have been made to hedge the risks of fluctuations in foreign exchange rates relating to export and import transactions and others.

(g) Accounting method of consumption tax and other

Consumption tax and other related taxes are excluded from revenue and purchases of the company.

5. Range of cash in cash flow statements

Cash and cash equivalents consist of cash on hand, demand deposit and short-term investments which expire within three months from acquisition date, have high liquidity and are easily turned into cash.

(6) NOTES

(a)Segment Information

(1) By business segments

(Amount: millions of yen)

	FY2005 Interim (April 1, 2004 through September 30, 2004)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	57,350	89,400	146,751	−	146,751
(2) Sales to other segment	1,114	0	1,114	(1,114)	−
Total	58,464	89,401	147,866	(1,114)	146,751
Operating expense	47,986	94,411	142,397	(1,114)	141,282
Operating income (loss)	10,478	(5,010)	5,468	−	5,468
2. Assets, depreciation and capital expenditure					
Assets	185,066	221,267	406,333	(71,527)	334,806
Depreciation	5,239	6,133	11,372	−	11,372
Capital expenditure	3,585	15,784	19,370	−	19,370

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business..........................Small motors, PC keyboards, Speakers, Back lights, Hybrid ICs, Inverter, Strain gauges, Load cells, etc.

(Amount: millions of yen)

	FY2004 Interim (April 1, 2003 through September 30, 2003)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	55,665	78,076	133,741	−	133,741
(2) Sales to other segment	1,111	4	1,116	(1,116)	−
Total	56,777	78,080	134,858	(1,116)	133,741
Operating expense	47,598	77,791	125,390	(1,116)	124,274
Operating income	9,178	289	9,467	−	9,467
2. Assets, depreciation and capital expenditure					
Assets	187,802	206,686	394,488	(77,123)	317,365
Depreciation	5,479	5,573	11,053	−	11,053
Capital expenditure	2,068	7,987	10,056	−	10,056

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business..........................Small motors, PC keyboards, Speakers, Transformers, Switching power supplies, Inductor, Hybrid ICs, Strain gauges, Load cells, etc.

(Amount: millions of yen)

	FY2004 (Annual) (April 1,2003 through March 31, 2004)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	111,692	156,881	268,574	−	268,574
(2) Sales to other segment	2,191	15	2,206	(2,206)	−
Total	113,884	156,896	270,781	(2,206)	268,574
Operating expense	94,379	158,296	252,676	(2,206)	250,469
Operating income (loss)	19,505	(1,400)	18,104	−	18,104
2. Assets, depreciation and capital expenditure					
Assets	189,741	196,918	386,660	(71,744)	314,915
Depreciation	10,811	10,894	21,705	−	21,705
Capital expenditure	4,168	14,929	19,097	−	19,097

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business.......................... Small motors, PC keyboards, Speakers, Transformers, Back lights, Switching power supplies, Inductor, Hybrid ICs, Inverter, Strain gauges, Load cells, etc.

(2) By geographical segments

(Amount: millions of yen)

	FY2005 Interim (April 1, 2004 through September 30, 2004)						
	Japan	Asia (excluding Japan)	North America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	38,251	68,915	25,924	13,659	146,751	–	146,751
(2) Sales to other segment	82,673	78,904	682	483	162,744	(162,744)	–
Total	120,925	147,820	26,606	14,143	309,495	(162,744)	146,751
Operating expense	120,773	144,983	24,322	13,947	304,027	(162,744)	141,282
Operating income	152	2,836	2,284	195	5,468	–	5,468
2. Assets	166,929	231,010	33,304	21,702	452,946	(118,140)	334,806

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.

North America.........................United States

Europe..United Kingdom, Germany, France, Italy

(Amount: millions of yen)

	FY2004 Interim (April 1, 2003 through September 30, 2003)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	32,826	61,872	24,001	15,041	133,741	–	133,741
(2) Sales to other segment	69,383	62,862	1,524	687	134,457	(134,457)	–
Total	102,209	124,735	25,525	15,728	268,198	(134,457)	133,741
Operating expense	100,377	118,155	25,072	15,125	258,731	(134,457)	124,274
Operating income	1,831	6,579	452	603	9,467	–	9,467
2. Assets	159,410	213,281	33,751	20,860	427,303	(109,938)	317,365

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.

North and South America..........United States, Mexico

Europe..United Kingdom, Germany, France, Italy

(Amount: millions of yen)

	FY2004 (Annual) (April 1,2003 through March 31, 2004)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	68,760	121,071	48,726	30,015	268,574	—	268,574
(2) Sales to other segment	138,157	125,129	2,858	1,387	267,533	(267,533)	—
Total	206,917	246,201	51,584	31,403	536,107	(267,533)	268,574
Operating expense	202,034	235,437	49,500	31,029	518,002	(267,533)	250,469
Operating income	4,883	10,763	2,084	374	18,104	—	18,104
2. Assets	166,277	201,193	29,172	20,075	416,719	(101,803)	314,915

(Notes) Dividing method and main countries in each territory
- (a) Dividing method..........By geographical distance
- (b) Main countries in each territory
  - Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.
  - North and South America..........United States, Mexico
  - Europe...United Kingdom, Germany, France, Italy

(3) Overseas Sales

(Amount: millions of yen)

	FY2005 Interim (April 1, 2004 through September 30, 2004)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	69,319	23,633	14,355	107,308
2. Total sales				146,751
3. Overseas sales on total sales	47.2%	16.1%	9.8%	73.1%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe..United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

	FY2004 Interim (April 1, 2003 through September 30, 2003)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	62,027	22,791	16,095	100,914
2. Total sales				133,741
3. Overseas sales on total sales	46.4%	17.0%	12.0%	75.4%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe..United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

	FY2004 (Annual) (April 1, 2003 through March 31, 2004)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	121,597	45,336	32,238	199,172
2. Total sales				268,574
3. Overseas sales on total sales	45.3%	16.9%	12.0%	74.2%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe..United Kingdom, Germany, France, Italy, Netherlands, etc.

(b)Relating to lease transactions

Millions of Yen

(1)Equivalent of acquisition value of leased items, equivalent of total amount of depreciation and equivalent of interim (year-end) closing balance:	Half year ended Sep.30,2004			Half year ended Sep.30,2003			Full year ended March 31,2004		
	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of half year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of half year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of half year-end balance
Machinery and transportation equipment	1,215	624	590	1,318	707	611	1,195	657	538
Tools, furniture and fixtures	3,140	1,798	1,342	3,189	1,652	1,537	3,079	1,720	1,358
Software	91	67	23	—	—	—	—	—	—
Total	4,447	2,491	1,956	4,508	2,359	2,148	4,275	2,378	1,896

Because of a low ratio of the interim (year-end) closing balance of unexpired lease expenses to a total amount of the interim (year-end) closing balance of tangible fixed assets, equivalent of acquisition value in the period under review has been calculated based on "interest payment inclusive method."

(2) Equivalent of interim(year-end) closing balance of unexpired lease expenses:

within-1-year	946	1,049	945
over 1-year	1,009	1,098	950
Total	1,956	2,148	1,896

Because of a low ratio of the interim (year-end) closing balance of unexpired lease expenses to a total amount of the interim (year-end) closing balance of tangible fixed assets, equivalent of the interim (year-end) closing balance of unexpired lease expenses in the period under review has been calculated based on " Interest payment inclusive method".

(3) The amount of lease expenses and equivalent of depreciation expenses:

Amount of lease expenses	611	661	1,242
Equivalent of depreciation expenses	611	661	1,242

(4) Method of computing equivalent of depreciation expenses:

Computation is based on straight-line method with the lease term as a useful life and the residual value to be set at zero.

(c) Marketable securities

1. Marketable securities (Amount: millions of yen)

Classification	FY2005 (Interim)			FY2004 (Interim)			FY2004 (Annual)		
	Book value	Market price	Gain or (loss)	Book value	Market price	Gain or (loss)	Book value	Market price	Gain or (loss)
Other Marketable Securities with Market Value									
Stock	3,108	5,252	2,144	2,719	4,520	1,801	3,071	5,772	2,701
Total	3,108	5,252	2,144	2,719	4,520	1,801	3,071	5,772	2,701

2. Main securities without market value (Amount: millions of yen)

Classification	FY2005 (Interim)	FY2004 (Interim)	FY2004 (Annual)
Stock	1,065	1,094	1,094
Total	1,065	1,094	1,094

(Note) Non-listed stock (Except for stock at over the counter)

(d) Contract amounts etc., current prices, and unrealized profits or losses of derivatives

Half year ended September 30,2004

Not Applicable

We excluded the items that are applied hedge account from this financial year's report.

Half year ended September 30,2003

Not Applicable

We excluded the items that are applied hedge account from this financial year's report.

Full year ended March 31,2004

Not Applicable

We excluded the items that are applied hedge account from this financial year's report.

(e) Going Concerns

Not Applicable

(7) Amounts of production, orders received, sales

1. Production

Business segments	Product amount (millions of yen)	Change Y / Y (%)
Machined components business	57,432	97.3
Electronic devices and components business	88,369	108.5
Total	145,801	103.8

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

2. Orders received

Business segments	Orders received (millions of yen)	Change Y / Y (%)	Order backlog (millions of yen)	Change Y / Y (%)
Machined components business	59,002	105.6	36,326	108.6
Electronic devices and components business	93,956	117.9	27,006	114.1
Total	152,958	112.8	63,332	110.9

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

3. Sales

Business segments	Sales amount (millions of yen)	Change Y / Y (%)
Machined components business	57,350	103.0
Electronic devices and components business	89,400	114.5
Total	146,751	109.7

(Note) Amounts are provided after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

FASF MEMBERSHIP

BRIEF REPORT OF NON-CONSOLIDATED INTERIM FINANCIAL RESULTS

(Half year ended September 30, 2004)

November 11, 2004

Registered Company Name: MINEBEA CO., LTD.
Common Stock Listings: Tokyo, Osaka, and Nagoya
Headquarters: Nagano-ken
Code No: 6479
(URL http://www.minebea.co.jp)
Representative: Tsugio Yamamoto, Representative Member of the Board, President and Chief Executive Officer
Contact: Takashi Yamaguchi, Managing Executive Officer in charge of Finance and Accounting
Tel. (03)5434-8611
Board of Directors' Meeting for Non-consolidated interim Financial Results held on: November 11, 2004
Interim Dividend Plan: None
Unit Share Method: Yes (1 unit = 1,000 shares)

1. Business performance (April 1,2004 through September 30,2004)

(1) Results of Operations (Amounts less than one million yen are omitted.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2005 Interim	93,363	1.0	917	(50.1)	2,745	(52.5)
FY2004 Interim	92,482	10.9	1,836	(33.8)	5,782	19.8
FY2004 Annual	185,105		4,351		13,343	

	Net income (millions of yen)	% Change	Net income per share (yen)
FY2005 Interim	801	(45.9)	2.01
FY2004 Interim	1,480	(30.2)	3.71
FY2004 Annual	2,266		5.68

(Notes) 1. Weighted average number of shares outstanding during the respective years:
399,080,603 shares at September 30, 2004
399,094,811 shares at September 30, 2003
399,090,062 shares at March 31, 2004

2. Changes in accounting method: None

3. The percentages of net sales, operating income, ordinary income and net income show variance against previous interim period.

(2) Dividends

	Interim dividends per share (yen)	Annual dividends per share (yen)
FY2005 Interim	—	—
FY2004 Interim	—	—
FY2004 Annual	—	7.00

(Note) Detail of current interim dividends
Not applicable.

(3) Financial Position

	Total assets (millions of yen)	Shareholders' equity (millions of yen)	Shareholders' equity ratio (%)	Shareholder's equity per share (yen)
FY2005 Interim	365,285	180,055	49.3	451.18
FY2004 Interim	367,810	181,057	49.2	453.68
FY2004 Annual	366,618	182,389	49.7	457.02

(Notes) 1. Number of shares outstanding at end of term:
399,077,227 shares at September 30, 2004
399,089,250 shares at September 30, 2003
399,083,036 shares at March 31, 2004

2. Number of treasury stock at end of term:
90,468 shares at September 30, 2004
78,445 shares at September 30, 2003
84,659 shares at March 31, 2004

2. Prospect for current fiscal year (April 1, 2004 through March 31, 2005)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)	Dividends per share	
				Year-end(yen)	Annual(yen)
Annual	190,000	8,500	4,600	7.00	7.00

(Reference) Projected net income per share(Annual): 11.53 yen

(Note) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end. In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on. As for the assumptions used for these forecasts and other related items, please refer to page six of the documents attached hereunder.

1. Non-Consolidated Interim Balance Sheets

	As of Sept. 30, 2004		As of Sept. 30,2003		Increase or (decrease) (2004-2003)		As of March 31,2004	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
ASSETS								
Current assets	128,251	35.1	133,342	36.3	(5,091)	(3.8)	126,841	34.6
Cash and cash equivalents	10,195		4,857		5,338		7,886	
Notes receivable	5,054		5,315		(260)		5,104	
Accounts receivable	46,157		47,405		(1,248)		45,905	
Inventories	10,365		10,678		(313)		9,958	
Short-term loans receivable from affiliates	44,589		54,554		(9,965)		49,205	
Deferred tax assets	3,938		4,106		(168)		3,056	
Others	7,982		6,465		1,516		5,758	
Allowance for doubtful receivables	(31)		(40)		8		(33)	
Fixed assets	237,000	64.9	234,457	63.7	2,542	1.1	239,731	65.4
Tangible fixed assets	30,189		31,872		(1,682)		30,743	
Intangible fixed assets	823		860		(36)		841	
Investments and other assets	205,986		201,725		4,261		208,146	
Investments in securities	6,312		5,579		732		6,831	
Investments securities in affiliates	161,313		156,341		4,971		160,437	
Investments in partnerships with affiliates	32,426		27,733		4,693		33,154	
Long-term loans receivable from affiliates	5,185		9,368		(4,183)		8,506	
Deferred tax assets	5,747		5,905		(157)		7,164	
Others	1,071		1,173		(102)		1,233	
Allowance for doubtful receivables	(6,069)		(4,377)		(1,692)		(9,180)	
Deferred charges	32	0.0	9	0.0	22	227.4	45	0.0
Total Assets	365,285	100.0	367,810	100.0	(2,525)	(0.7)	366,618	100.0

(Notes)	Millions of yen Sept. 30 2004	Sept. 30 2003	March 31 2004
1. Accumulated depreciation of tangible fixed assets	49,918	49,624	49,711
2. Guaranteed liabilities	27,036	36,701	29,149
3. Issuance of common stock upon conversion of convertible bonds...	-	-	-
Increase on conversion of convertible bonds	-	-	-
Transferred to common stock	-	-	-
4. Issuance of common stock upon conversion of bond with warrants	-	-	-
Increase of shares on conversion of bond with warrants	-	-	-
Transferred to common stock	-	-	-

	As of Sept. 30, 2004		As of Sept. 30,2003		Increase or (decrease) (2004-2003)		As of March 31,2004	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
LIABILITIES								
Current liabilities	133,932	36.7	104,636	28.5	29,296	28.0	132,895	36.3
Notes payable	4,378		3,419		958		3,437	
Accounts payable	31,566		30,175		1,390		26,095	
Short-term loans payable	49,142		50,560		(1,418)		51,251	
Commercial paper	–		3,000		(3,000)		4,000	
Current portion of long-term loans payable	4,000		500		3,500		4,000	
Current portion of bonds	10,000		10,000		–		10,000	
Current portion of convertible bonds	27,080		–		27,080		27,080	
Accrued income taxes	234		46		187		69	
Accrued bonuses	2,007		2,072		(65)		1,853	
Others	5,524		4,861		662		5,106	
Long-term liabilities	51,297	14.0	82,116	22.3	(30,819)	(37.5)	51,334	14.0
Bonds	28,000		28,000		–		28,000	
Convertible bonds	–		27,080		(27,080)		–	
Bond with warrant	4,000		4,000		–		4,000	
Long-term loans payable	19,000		23,000		(4,000)		19,000	
Allowance for retirement benefits	262		29		232		311	
Allowance for retirement benefits to executive officers	35		7		27		22	
Total Liabilities	185,230	50.7	186,753	50.8	(1,523)	(0.8)	184,229	50.3
SHAREHOLDERS' EQUITY								
Common stock	68,258	18.7	68,258	18.6	–	–	68,258	18.6
Additional paid-in capital	94,756	25.9	94,756	25.8	–	–	94,756	25.8
Capital reserve	94,756		94,756		–		94,756	
Retained earnings	15,780	4.3	16,986	4.6	(1,205)	(7.1)	17,772	4.8
Earned surplus	2,085		2,085		–		2,085	
Voluntary reserve	11,500		11,500		–		11,500	
Unappropriated retained earnings	2,195		3,401		(1,205)		4,187	
Difference on revaluation of other marketable securities	1,308	0.4	1,098	0.2	209	19.1	1,647	0.5
Treasury stock	(49)	(0.0)	(43)	(0.0)	(6)	14.1	(46)	(0.0)
Total Shareholders' Equity	180,055	49.3	181,057	49.2	(1,002)	(0.6)	182,389	49.7
Total Liabilities and Shareholders' Equity	365,285	100.0	367,810	100.0	(2,525)	(0.7)	366,618	100.0

2. Non-Consolidated Interim Statements of Income

	Half year ended Sept. 30, 2004		Half year ended Sept. 30, 2003		Increase or (decrease) (2004-2003)		Full year ended March 31,2004	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
Net sales	93,363	100.0	92,482	100.0	880	1.0	185,105	100.0
Cost of sales	82,252	88.1	79,819	86.3	2,432	3.0	159,186	86.0
Gross profit	11,111	11.9	12,663	13.7	(1,552)	(12.3)	25,919	14.0
Selling, general and administrative expenses	10,194	10.9	10,827	11.7	(633)	(5.8)	21,567	11.6
Operating income	917	1.0	1,836	2.0	(919)	(50.1)	4,351	2.4
Other income	2,930	3.1	5,153	5.6	(2,223)	(43.1)	11,440	6.1
Interest income	372		457		(85)		872	
Dividends income	1,918		4,455		(2,536)		9,853	
Rent income of fixed assets	144		174		(30)		322	
Others	495		65		429		391	
Other expenses	1,102	1.2	1,207	1.3	(104)	(8.7)	2,448	1.3
Interest and discount charge	311		314		(2)		622	
Interest on bonds	551		583		(31)		1,144	
Foreign currency exchange loss	59		163		(104)		288	
Others	180		145		34		393	
Ordinary income	2,745	2.9	5,782	6.3	(3,037)	(52.5)	13,343	7.2
Extraordinary income	171	0.2	119	0.1	52	43.5	1,054	0.6
Gain on sales of fixed assets	36		50		(14)		96	
Gain on sales of investments in securities	-		-		-		881	
Reversal of allowance for doubtful receivables	135		68		66		75	
Extraordinary loss	926	1.0	2,339	2.5	(1,412)	(60.4)	10,157	5.5
Loss on sales of fixed assets	71		51		19		118	
Loss on sales of investments securities in affiliates	-		-		-		2	
Allowance for doubtful receivables	602		713		(111)		5,580	
Loss on revaluation of investments securities in affiliates	-		376		(376)		2,904	
Loss on liquidation of affiliates	1		-		1		-	
Loss on liquidation of the business of switching power supplies, inductors and transformers, etc.	-		210		(210)		209	
Loss for after-care of products	-		-		-		110	
Retirement benefits expense	238		247		(9)		493	
Special severance payment	-		307		(307)		307	
Retirement benefits to directors and corporate auditors	12		431		(419)		431	
Income before income taxes	1,990	2.1	3,563	3.9	(1,572)	(44.1)	4,240	2.3
Income taxes (including enterprise tax)	436	0.4	606	0.7	(169)	(28.0)	1,057	0.6
Adjustment of income taxes	752	0.8	1,476	1.6	(724)	(49.1)	916	0.5
Total income taxes	1,188	1.2	2,082	2.3	(893)	(42.9)	1,973	1.1
Net income	801	0.9	1,480	1.6	(679)	(45.9)	2,266	1.2
Retained earnings brought forward from the previous period	1,393		1,920		(526)		1,920	
Loss on disposal of treasury stock	0		-		0		0	
Unappropriated retained earnings at end of interim period (full year)	2,195		3,401		(1,205)		4,187	

3. Significant Accounting Policies

(a) Valuation basis and method of significant assets

(1) Marketable securities

Investments securities in subsidiaries and affiliates:	Stated at cost determined by the moving average method.
Other maketable securities:	Securities with Market Value Market value method based on market prices and other conditions at the end of the interim term. (The revaluation differences are accounted for based on the direct capitalization method and the sales costs are calculated by the moving average method.) Securities without Market Value Non listed marketable securities are stated at cost determined by the moving average method.

(2) Inventories

Purchased goods:	Stated at cost determined by the moving average method.
Finish goods:	Stated at cost determined by the moving average method.
Raw materials:	Stated at cost determined by the moving average method for bearings, fasteners, measuring equipment, motors and special machinery components.
Work in process:	Stated at cost determined by the moving average method for bearings, fasteners, and motors. Stated at cost determined respectively for measuring equipment, special motors and special machinery components.
Supplies:	Stated at cost determined by the moving average method for manufacturing bearings, fasteners, measuring equipment, motors and special machinery components.

(b) Depreciation

Tangible fixed assets:

Depreciation of tangible fixed assets is made on the declining balance method based on estimated useful lives of the assets.

Useful lives and residual values are computed on the basis of the same method that is stipulated in the Corporation tax law.

The depreciation method of depreciation assets whose acquisition values are not less than 100,000 yen and less than 200,000 yen has been changed to a method by which those assets are equally depreciated in lump sum for three years.

Intangible fixed assets:

Depreciation of intangible fixed assets is made on the straight-line method.

Useful lives are computed on the basis of the same method that is stipulated in the Corporation tax law.

However, the depreciation method of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).

(c) Translation of foreign currency assets and liabilities

Translation of foreign currency assets and liabilities are into yen at the exchange rate on the balance sheets date.

(d) Allowances

Allowance for doubtful receivables:

In order to prepare against losses resulting from irrecoverable receivables, an allowance has been reserved in the amount required for estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.

Accrued bonuses:

To make preparations for the payment of bonuses to employees, accrued bonuses are shown based on the anticipated amounts of payment in the current term.

Allowance for retirement benefits:

Based on estimated retirement benefit debts and pension assets at the end of the current term, the Company reported an amount estimated to accrue at the end of the current interim term to provide for employee retirement benefits.

Regarding the difference of 2,474 million yen arising at the time of changing accounting standards, the Company charged prorated amounts to expenses over five years and stated this extraordinary loss as retirement benefit expense.

Over the five years from the following term after the differences accrue, the Company will charge differences in mathematical calculation to expenses in accordance with the straight-line method.

Allowance for retirement benefits to executive officers:

To provide for payment of retirement allowance to executive officers, the estimated amount to be required according to our internal regulations as of the end of the interim period of the current fiscal year is shown.

(e) Accounting method of lease transactions

The accounting treatment for financial lease transactions other than those in which the ownership of leases is considered to be transferred to us, is in accordance with that for ordinary lease transactions.

(f) Accounting method of hedge transactions

The Company had no significant hedge operations to report during the interim term.

In concluding forward foreign exchange contracts, those contracts with the corresponding amounts and dates are respectively allocated (to the debts) in accordance with the risk management policy. Therefore the correlation between claims/debts and forward foreign exchange contracts arising from foreign exchange rate fluctuations is fully secured, and this judgment is substituted for the judgment of effective hedge.

(g) Other significant accounting policie

Consumption taxes

Consumption tax and other related taxes are excluded from revenues and purchases of the Company.

4. Notes

(a) Relating to lease transactions

Millions of yen

(1) Equivalent of acquisition value of leased items, equivalent of total amount of depreciation and equivalent of interim (year-end) closing balance:	Half year ended Sept.30,2004			Half year ended Sept.30,2003			Full year ended March 31,2004		
	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of half year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of half year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance
Vehicles	269	165	103	290	182	107	287	188	99
Tools, furniture and fixtures	2,304	1,299	1,005	2,560	1,304	1,255	2,537	1,395	1,142
Software	79	58	21	-	-	-	-	-	-
Total	2,654	1,522	1,131	2,850	1,487	1,362	2,825	1,583	1,241

Because of a low ratio of the interim (year-end) closing balance of unexpired lease expenses to a total amount of the interim (year-end) closing balance of tangible fixed assets, equivalent of acquisition value in the period under review has been calculated based on "Interest payment inclusive method."

(2) Equivalent of interim (year-end) closing balance of unexpired lease expenses:

within 1-year	519	619	572
over 1-year	611	743	669
Total	1,131	1,362	1,241

Because of a low ratio of the interim (year-end) closing balance of unexpired lease expenses to a total amount of the interim (year-end) closing balance of tangible fixed assets, equivalent of the interim (year-end) closing balance of unexpired lease expenses in the period under review has been calculated based on " Interest payment inclusive method".

(3) The amount of lease expenses and equivalent of depreciation expenses:

Amount of lease expenses	342	360	703
Equivalent of depreciation expenses	342	360	703

(4) Method of computing equivalent of depreciation expenses:

Computation is based on straight line method with the lease term as a useful life and the residual value to be set at zero.

(b) Securities with Market Value

There are no subsidiaries or affiliates whose stocks have their current market value.

(c) Going concerns

Not applicable.

5. Dividends per share

	FY2005 Interim	FY2004 Interim	FY2004 Annual
	Interim (yen)	Interim (yen)	Annual (yen)
Common stock	―――	―――	7.00
(Breakdown)			
Memorial dividends	―――	―――	―――
Special dividends	―――	―――	―――
New stocks	―――	―――	―――
Preferred stocks	―――	―――	―――
Subsidiaries-linked dividend stocks	―――	―――	―――

November 11, 2004
Minebea Co., Ltd.

Supplementary Financial Data
for the First Half of Fiscal Year ending March 31, 2005

1. Consolidated Results of Operations

(Millions of yen)	Fiscal year ended Mar. 04			Half year ended Sep.04	%Change Y/Y
	1st Half	2nd Half	Full Year		1st Half *1
Net sales	133,741	134,833	268,574	**146,751**	+9.7%
Operating income	9,467	8,637	18,104	**5,468**	-42.2%
Ordinary income	7,558	6,242	13,800	**3,885**	-48.6%
Income before income taxes	6,299	6,659	12,958	**3,391**	-46.2%
Net income	2,726	3,293	6,019	**1,095**	-59.8%
Net income per share	6.83	8.25	15.08	**2.74**	-59.9%

(Millions of yen)	Fiscal year ended Mar. 04				Fiscal year ending Mar. 05		2Q %Change	
	1Q	2Q	3Q	4Q	1Q	**2Q**	Q/Q *3	Y/Y *4
Net sales	66,489	67,252	68,728	66,105	71,324	**75,427**	+5.8%	+12.2%
Operating income	4,259	5,208	4,531	4,106	2,802	**2,666**	-4.9%	-48.8%
Ordinary income	3,285	4,273	3,707	2,535	1,982	**1,903**	-4.0%	-55.5%
Income before income taxes	2,177	4,122	3,590	3,069	1,937	**1,454**	-24.9%	-64.7%
Net income	421	2,305	1,622	1,671	208	**887**	+326.4%	-61.5%
Net income per share	1.06	5.77	4.07	4.18	0.52	**2.22**	+326.9%	-61.5%

2. Consolidated Sales and Operating Income by Division

(Millions of yen)	Fiscal year ended Mar. 04			Half year ended Sep.04	%Change Y/Y
	1st Half	2nd Half	Full Year		1st Half *1
Machined components	55,665	56,027	111,692	**57,350**	+3.0%
Bearing related products	47,128	47,476	94,604	**49,153**	+4.3%
Other machined components	8,538	8,551	17,089	**8,197**	-4.0%
Electronic devices and components	78,076	78,805	156,881	**89,400**	+14.5%
Rotary components	43,642	43,099	86,741	**54,061**	+23.9%
Other electronic devices	34,435	35,706	70,141	**35,340**	+2.6%
Total sales	133,741	134,833	268,574	**146,751**	+9.7%
Machined components	9,178	10,327	19,505	**10,478**	+14.2%
Electronic devices and components	289	-1,689	-1,400	**-5,010**	-
Total operating income	9,467	8,637	18,104	**5,468**	-42.2%

(Millions of yen)	Fiscal year ended Mar. 04				Fiscal year ended Mar. 05		2Q %Change	
	1Q	2Q	3Q	4Q	1Q	**2Q**	Q/Q *3	Y/Y *4
Machined components	28,606	27,059	27,434	28,593	28,256	**29,094**	+3.0%	+7.5%
Bearing related products	23,959	23,169	23,324	24,152	24,247	**24,906**	+2.7%	+7.5%
Other machined components	4,646	3,892	4,109	4,442	4,009	**4,188**	+4.5%	+7.6%
Electronic devices and components	37,883	40,193	41,294	37,511	43,067	**46,333**	+7.6%	+15.3%
Rotary components	21,458	22,184	22,209	20,890	26,852	**27,209**	+1.3%	+22.7%
Other electronic devices	16,424	18,011	19,084	16,622	16,216	**19,124**	+17.9%	+6.2%
Total sales	66,489	67,252	68,728	66,105	71,324	**75,427**	+5.8%	+12.2%
Machined components	4,908	4,270	5,035	5,292	5,082	**5,396**	+6.2%	+26.4%
Electronic devices and components	-648	937	-503	-1,186	-2,279	**-2,731**	-	-
Total operating income	4,259	5,208	4,531	4,106	2,802	**2,666**	-4.9%	-48.8%

*1 First half % change Y/Y : First half in comparison with the first half of the previous fiscal year
*2 Full year % change Y/Y : Full year in comparison with the previous full year
*3 2Q % change Q/Q : 2Q in comparison with 1Q
*4 2Q % change Y/Y : 2Q in comparison with 2Q of the previous fiscal year

3. Prospect for the Full Year and Second Half for the Fiscal Year Ending March 31, 2005

(Millions of yen)	Fiscal year ending Mar. 05 Previous f'cast (A)	New f'cast (B)	New vs. Previous (B/A)	Full year ended Mar. 04 (C)	Y/Y (B-C)/C *2	Prospect for the 2H ending Mar. 05
Net sales	300,000	300,000	100.0%	268,574	+11.7%	153,249
Operating income	20,000	14,000	70.0%	18,104	-22.7%	8,532
Ordinary income	15,500	10,000	64.5%	13,800	-27.5%	6,115
Income before income taxes	14,500	9,000	62.1%	12,958	-30.5%	5,609
Net income	9,000	5,000	55.6%	6,019	-16.9%	3,905
Net income per share	22.55	12.53	55.6%	15.08	-16.9%	9.79

4. Prospect for the Consolidated Sales and Operating Income by Division

(Millions of yen)	Fiscal year ending Mar. 05 Previous f'cast (A)	New f'cast (B)	New vs. Previous (B/A)	Full year ended Mar. 04 (C)	Y/Y (B-C)/C *2	Prospect for the 2H ending Mar. 05
Machined components	114,000	118,000	103.5%	111,692	+5.6%	60,650
Bearing related products	96,800	100,200	103.5%	94,604	+5.9%	51,047
Other machined components	17,200	17,800	103.5%	17,089	+4.2%	9,603
Electronic devices and components	186,000	182,000	97.8%	156,881	+16.0%	92,600
Rotary components	123,600	110,300	89.2%	86,741	+27.2%	56,239
Other electronic devices	62,400	71,700	114.9%	70,141	+2.2%	36,360
Total sales	300,000	300,000	100.0%	268,574	+11.7%	153,249
Machined components	19,500	22,000	112.8%	19,505	+12.8%	11,522
Electronic devices and components	500	-8,000	-	-1,400	-	-2,990
Total operating income	20,000	14,000	70.0%	18,104	-22.7%	8,532

5. Capital Expenditure, Depreciation, Research and Development Costs

(Millions of yen)	Fiscal year ended Mar. 04 1st Half	2nd Half	Full Year	Fiscal year ending Mar. 05 1Q	2Q	1st Half	Prospect for the 2H ending Mar. 05	Prospect for the full year ending Mar. 05
Capital expenditure	9,884	8,941	18,825	4,988	**6,341**	*** 11,329**	8,671	20,000
Depreciation (Including Intangible Fixed Assets)	11,053	10,652	21,705	5,572	**5,800**	**11,372**	11,628	23,000
Research and development costs	4,868	4,771	9,639	2,551	**2,455**	**5,006**	4,694	9,700

* Does not include 8,018 million yen in tangible fixed assets, which was taken over from Matsushita Electric Industrial Co., Ltd. as a result of establishment of Minebea-Matsushita Motor Corporation.

6. Exchange Rates

		Fiscal year ended Mar. 04 1st Half	2nd Half	Full Year	Fiscal year ending Mar. 05 1Q	2Q	1st Half	Assumption for the 2H ending Mar. 05	Assumption for the full year ending Mar. 05
US$	PL	119.22	108.72	113.97	108.71	**110.14**	**109.43**	111.05	110.24
	BS	111.25	105.69	105.69	108.43	**111.05**	**111.05**	111.05	111.05
S'PORE$	PL	67.86	63.30	65.58	64.12	**64.15**	**64.14**	65.69	64.92
	BS	64.37	62.91	62.91	63.21	**65.69**	**65.69**	65.69	65.69
THAI BAHT	PL	2.83	2.74	2.79	2.71	**2.66**	**2.69**	2.67	2.68
	BS	2.78	2.67	2.67	2.65	**2.67**	**2.67**	2.67	2.67
RMB	PL	14.40	13.14	13.77	13.14	**13.30**	**13.22**	13.41	13.32
	BS	13.50	12.79	12.79	13.08	**13.41**	**13.41**	13.41	13.41

7. Non-Consolidated Results of Operations

(Millions of yen)	Fiscal year ended Mar. 04 1st Half	2nd Half	Full Year	**Half year ended Sep.04**	Prospect for the 2H ending Mar. 05	Prospect for the full year ending Mar. 05	%Change Y/Y 1st Half *1	Full Year *2
Net sales	92,482	92,623	185,105	**93,363**	96,637	190,000	+1.0%	+2.6%
Operating income	1,836	2,515	4,351	**917**	583	1,500	-50.1%	-65.5%
Ordinary income	5,782	7,561	13,343	**2,745**	5,755	8,500	-52.5%	-36.3%
Income before income taxes	3,563	677	4,240	**1,990**	6,010	8,000	-44.1%	+88.7%
Net income	1,480	786	2,266	**801**	3,799	4,600	-45.9%	+103.0%

* Prospect for the full year for the non-consolidated operation is unchanged.